U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                              ---------------------
                                    Form 10SB
                              ---------------------

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             PowerSource Corporation
                 (Name of Small Business Issuer in its charter)

                              ---------------------

         Nevada                                          61-1180504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



3660 Wilshire Boulevard, Suite 1104
Los Angeles, California                                          90010
(Address of principal executive office)                       (Zip Code)

                                 (213) 383-4443
                         (Registrant's Telephone Number)



           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares

================================================================================

                             POWERSOURCE CORPORATION
                                Table of Contents



                                     PART I
                                     ------


Item 1. --  DESCRIPTION OF BUSINESS
-----------------------------------
                                                              Page
                                                              ----

     General...................................................5
     Principal Product and Services............................6
     Distribution Methods of the Product and Services..........8
     Protected Territories.....................................9
     Status of Publicly Announced New Products or Services....10
     Competition..............................................10
     Principal Suppliers......................................11
     Dependence on One or a Few Customers.....................11
     Patents, Trademarks, and Licenses........................11
     Governmental Approval................................... 12
     Governmental Regulations.................................12
     Research and Development.................................13
     Compliance with Environmental Laws.......................13
     Employees................................................13
     Litigation...............................................13

Item 2. --  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF FINANCIAL
     CONDITION  AND RESULTS OF OPERATIONS

     Forward Looking Cautionary Statement.....................14
     Revenues.................................................14
     Expenses and Income or Loss..............................14
     Statement of Cash Flows..................................16
     General and Administrative Expenses......................16
     Income Taxes.............................................16
     Potential Fluctuations in Quarterly Results..............17
     Liquidity and Capital Resources..........................17

Item 3 --  DESCRIPTION OF PROPERTY............................17
Item 4 --  PRINCIPAL STOCKHOLDERS.............................18
Item 5 --  MANAGEMENT.........................................19
Item 6 --  EXECUTIVE COMPENSATION.............................22
Item 7 --  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS......22
Item 8 --  LEGAL PROCEEDINGS..................................22
Item 9 --  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDERS..22
           MATTERS............................................22
Item 10--  RECENT SALES OF UNREGISTERED SECURITIES............23
Item 11--  DESCRIPTION OF SECURITIES..........................23
Item 12--  INDEMNIFICATION OF DIRECTORS AND OFFICERS..........25
Item 13--  FINANCIAL STATEMENTS AND SUPPLEMENT DATA...........26
(a).  PowerSource  Corporation  an audited  Accountants
Review Report and audited Financial Statements for the year ended December 31, 1998 and 1997.
Item 14--  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS......40

                                    PART II.
                                   -----------


ITEM 15--  EXHIBITS AND MATERIAL CONTRACTS....................40

The following documents are filed as part of this Registration Statement:

1(i)  Articles of incorporation...............................41
 (ii) By-laws.................................................48

2.    Voting trust agreement..................................52

3.    Agreement and Plan of Reorganization....................53

4.    Material Contracts......................................65

     (a)   Stock Purchase Agreement.......................... 65
     (b)   Cell-Net Agreement.................................68
     (c)   Pacific Gas & Electric Service Agreement...........75
     (d)   San Diego Gas & Electric Service Agreement.........84
     (e)   Edison Service Agreement...........................92
     (f)   Automated Power Exchange Service and
           Participation Agreement...........................101
     (g)   Agent Agreement...................................104
     (h)   Telemarketers Agreement...........................113
     (i)   Selling Agreement.................................118
     (j)   Consulting Agreement..............................126
     (k)   Nexcore Capital Selling Agreement.................128
     (l)   Notice of Terms, Price and Conditions 394.5.......134
     (m)   An opinion of counsel.............................137
     (n)   An opinion of counsel.............................139

5.    Statement re: computation of per share earnings........141

6.    Subsidiaries of the registrant.........................142

7. PowerSource Corporation Proforma Statement of
   Stockholders Equity.......................................143

8.    OTHER EXHIBIT..........................................147
     (a)Statement from Kensington Company Inc................147
     (b)   506-Private Placement Memorandum..................148
9.    Power of Attorney......................................194
Signature....................................................194
10.Schedule of Summary Financial Information
Extracted From Year End Dec-31-1998and Dec-31-1997
of Powersource Corporation Financial Statements..............195

                                     PART I.

                          ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     PowerSource Corporation (the "Company" or "PowerSource") is a Nevada corporation formed in 1990 under the name American Gas Corporation. In 1992, Kensington International Holding Corporation ("Kensington"), a fully reporting public company, acquired American Gas Corporation. Subsequently in May 1998,
American Gas Corporation reorganized and changed its name to PowerSource Corporation. From its inception until February 1998, the Company operated as an energy company in the Midwest. The Company relocated to California to take advantage of California Assembly Bill 1890 which permits California residents and business to choose their utility suppliers. The California electric industry is estimated to be a $22 billion dollar per year business and PowerSource intends to capture a share of the market.

     PowerSource is a registered electric service provider (registration # 1237) with the California Public Utilities Commission ("PUC"). The Company has also met the necessary criteria to be a Registered Renewable Provider (registration # CEC-91237), and is eligible to receive funding from the Renewable Technology Program. On July 13, 1998, the Federal Energy Regulatory Commission licensed the Company as a Wholesale Electric Power & Energy Transactions Marketer (docket # ER98-3052-000), which automatically became effective on August 14, 1998. When filing documents with the Federal Energy Regulatory Commission, the Company requested a waiver of various Commission regulations. In particular, the Company requested that the Commission grant blanket approval under 18 CFR Part 34 of all future issuances of securities by the Company. On July 10, 1998, pursuant to delegated authority, the Director, Division of Applications, Office of Electric Power Regulation, granted the Company's request for blanket approval of issuances of securities effective August 10, 1998.

     Power marketers whose rates are on file with the Commission are considered to be "Public Utilities" under the Federal Power Act (just as Pacific Gas and Electric Company and Commonwealth Edison Company are Public Utilities), and must comply with a number of regulations which apply to all Public Utilities

     The Company anticipates that energy deregulation will be similar to telephone deregulation. Currently, only the State of California licenses and permits sales of power by independent providers other than utilities. By being licensed at the federal level, as well as with the California PUC, PowerSource is positioned eventually to sell power in states other than California if those states adopt deregulation legislation. Furthermore, PowerSource can purchase power from sources in any jurisdiction. With the defeat of Proposition 9 in California in November 1998, energy deregulation and the related opportunities remain intact.

     PowerSource plans to act as an energy aggregator to provide individuals and business with the opportunity to pool together into a common buying group to make larger, more economical purchases of energy. The Company intends to market to various types of organizations, including business associations, membership retailers, homeowners associations, chambers of commerce, churches, municipalities, cause-related groups, and other non-profit organizations. PowerSource also intends to promote environmentally friendly, renewable energy sources such as wind and solar power. With this group buying approach, PowerSource anticipates that it will have an opportunity to earn profits initially from operations in California, and eventually throughout the United States if energy deregulation evolves nationwide.

     In marketing power to residential customers and small business owners, PowerSource will endeavor to offer a comprehensive package of services to earn additional revenue, including telecommunications, Internet access, cable, home warranty plans and energy management systems.

     The primary sources of the Company's revenues are expected to be from the resale of energy purchased on a wholesale basis, from the sale of other services, and from the sale of territories to independent affiliated and unaffiliated marketing companies. In the future, the Company may buy back marketing territories from affiliated marketing companies through exchange offers pursuant to which the Company would exchange shares of its Common Stock for the outstanding securities of the marketing companies.

     In December 1998, in response to the City of Santa Monica's Request for Qualifications and Proposals, PowerSource submitted a proposal to become the procurement agent for Santa Monica's energy. The proposal included the development and implementation of an energy efficiency planning program for the City and its constituents, the purchase of power from renewable sources, and the installation of distributed solar power within the City. The Company presented the proposal as part of a vendor team. This vendor team includes the Solar Utility Company, Gottfried Technologies, Princeton Development Corporation, and Flack & Kurtz Engineers. The City of Santa Monica has not made a selection for its energy consulting firm and there is no assurance that PowerSource will be chosen. PowerSource is also evaluating the possible acquisition of renewable energy sources, including a wind turbine project. To date, the Company has not entered into an agreement for the acquisition of such a facility and there is no assurance regarding if or when such an acquisition will be made.

     On June 18, 1998 PowerSource filed a statement with the National Association of Securities Dealers, Inc. ("NASD") pursuant to Rule 15c2-11 to become a public nonreporting company on the OTC Bulletin Board. The OTC Compliance Unit responded by notifying the Company that pursuant to amendments to NASD Rules 6530 and 6540, effective January 4, 1999, for securities not previously quoted on the OTC Bulletin Board, the issuer must make current filings with the Securities and Exchange Commission. Accordingly, the Company's securities will not be eligible for trading on the OTC Bulletin Board until its Form 10SB Registration Statement is declared effective by the Securities and Exchange Commission, and the Company remains current in its public reports. On May 20, 1999, the Company was notified by the NASD that its shares were qualified for trading on a nonquoted basis on the "pink sheets," where the Company's Common Stock is currently trading under the symbol "PSRE".

     The Company is making a private placement of its Common Stock pursuant to Rule 506 of the Securities Act of 1933, as amended, to raise up to $5,000,000 in capital. The Company is offering 1,000 units consisting of an aggregate of 2,000,000 shares of Common Stock and 1,000,000 Common Stock purchase warrants. Each unit consists of 2,000 shares of Common Stock at $2.50 per share and 1,000 Class B warrants exercisable at $3.50 per Share at any time until December 31, 1999. As of May 20, 1999, the Company had not raised any capital from the private placement.

Principal Products and Services
-------------------------------

     To date the Company has devoted substantially all of its efforts and resources to its development as a power marketer. The Company plans to attract customers by improving electricity consumption costs. Under current regulation, most customer rates are based on average embedded costs. Customers generally receive a single, high level of service reliability and are charged the same rate for service throughout each billing period regardless of the actual cost to the utility. As a result, consumers cannot control their electricity costs by varying the times during which they use electricity and the reliability of service they desire. The Company plans to offer customers an alternative pricing structure that will save them money on their electric bills.

     The Company plans to decrease the generation portion of its average customer's bill by up to 25% for the first few years of service. In addition, the Company has identified strategic suppliers that can achieve specific cost savings of 7% to 10% in the form of reduced energy consumption through the use of new electrical equipment with increased efficiency.

     PowerSource is also aggressively seeking related business niches that will deliver the Company higher profit margin opportunities. The Company has identified the following as possible opportunities:

     Physical Load Aggregation - This opportunity permits commercial customers in close proximity to each other (within shopping centers, industrial parks, strip malls, and other business centers) to combine their load requirements under a single electric meter on a lower-cost rate schedule from the host utility. Optimum configurations for this type of physical load aggregation yield gross profit potentials significantly above those available through the marketing of only low-cost bulk energy supplies.

     Selective Use of "Active" Demand Management Systems - The market-based pricing model adopted in California places a premium on the ability to control or displace energy consumption during certain peak periods. This market-based model will also likely be adopted in other states. The new volatility in energy prices caused by market forces significantly improves the economics of devices or energy management systems. Significant savings are possible by controlling usage during times when the cost of power is 300% to 500% more expensive than the annual average price. PowerSource will use these systems to lower costs for its customers on a sharing-the-savings basis.

     Future products for include the packaging of energy and telecommunications services. PowerSource may also expand its Demand Side Management (DSM) and other services available to consumers to include the following:

A. Time-of-Use and Real-Time Pricing:

     Communication linkages can be used to send out variable price signals or schedule time periods when low, moderate, or high price levels will be in effect. The Company may utilize automated energy management systems that implement predetermined consumer preferences regarding tradeoffs between cost, comfort or convenience to receive and respond to such price signals.

B. Customer-Influenced Load Management:

     Utilities can determine the effects of load management at a customer site via two-way communications. The Company may offer load control services that include a customer override option which would effect the customer's billing.

C.  Energy Information Services:

     The Company may use communication and information management systems to provide customers with an array of energy information services. These systems allow customers to receive continuously updated details of monthly energy use by certain major appliances or by certain pricing categories. They also enable customers to compare the energy use by appliances and other categories during current and prior billing periods. Projections of monthly electricity bills based on partial monthly data can be compared with actual energy use. This information will enable the energy customer to estimate energy cost impacts and potential efficiency improvements.

Distribution Methods of the Products and Services
-------------------------------------------------

     General. The Company has begun its direct marketing of energy services to consumers. The Company has two primary avenues for expanding its sales force:
(1) direct,  fully  commissioned  sales  personnel that operate  exclusively for
PowerSource under a Sales Consultant Agreement, and (2) outside sales organizations which carry the PowerSource energy package as an exclusive energy option for its customers and abide by the terms of a Master Agent Agreement.

     The Company instructs its sales force to market PowerSource products and services through key contacts with "decision makers" in small-to-medium sized businesses. Sales are also promoted through the use of joint ventures, endorsements, cooperative agreements, and affinity programs. The Company also plans to advertise its services via commercials on radio, network television, infomercials on cable television and print advertisements in magazines, newspapers, and billboards. The Company may also advertise through telemarketing, facsimile broadcasts, teleconferencing symposiums, and direct mail. The Company also intends to maintain a strong Internet presence.

     The Company plans to use a platform for value-added services such as home energy management, home security applications, and wireless telecommunications, to market its power to residential and commercial users. Itron Company conducted research through ten focus groups and a nationwide survey. The focus groups were carried out in five geographically dispersed cities. Participants, who included 99 homeowners whose annual household incomes were $35,000 or more, were asked about their understanding of the changing picture of utility regulation, the risks involved in switching to new electricity suppliers, and the value of home security and home energy management offerings. The main objective of the focus groups was to try to determine whether the bundling of electricity with value-added services would help utilities retain customers in a competitive market.

     Hypotheses derived from the analysis of focus-group responses were then tested through a nationwide telephone survey of adults in 1,000 households randomly selected using random-digit-dialing techniques. Survey participants were asked about the likelihood of their switching electricity providers and about their interest in receiving home energy management and home security services from their utility providers. Survey data indicates that a significant market for home security and home energy management services exists and that electric utilities that bundle these services are likely to retain almost 50 percent of customers who otherwise would have chosen other providers with the implementation of customer choice.

     Delivering Energy and Services to Supermarkets and Grocery Stores. Grocery stores and supermarkets represent one of the largest and most important customer segments in the energy services marketplace. There are approximately 127,000 grocery stores and supermarkets in the United States, with combined annual sales of over $425 billion. After labor costs, energy expenditures are the leading operating expense for most supermarkets and grocery stores. These facilities are highly attractive customers for electricity providers: typical electric usage measures 30 to 50 kWh per square foot per year, and average summer load factors are typically 70 to 90 percent-among the highest in the entire commercial sector. The Company intends to target supermarkets and grocery stores.

     Delivering Energy and Services to Schools and Universities. Schools and universities continually struggle with tight budgets and inefficient aging facilities that are costly to operate and maintain. These constraints create an opportunity for utilities and others to forge long-term partnerships with educational institutions to solve their infrastructure and energy challenges. Educational facilities are a substantial market. Educational institutions in the United States and Canada pay more than $7 billion per year for energy, and face over $170 billion in capital renewal deferred maintenance. An organization representing 350 public school districts and colleges in California has already negotiated gas procurement for its members and has issued an RFP to supply 400 MW of electricity to its members. The Company intends to forge alliances with schools and universities to take advantage of this market.

     Delivering Energy and Services to Semiconductor and Related High-Tech Industries. Makers of semiconductor chips and thin-film products like hard disks, floppy disks, and other mass-storage media have entered a period of rapid growth, change, and retooling. These high-tech manufacturing facilities require significant use of expensive, power-sensitive, and energy-intensive clean rooms. The current construction and retooling boom in this sector creates a window of opportunity for energy service providers to capitalize on efficiency and energy service improvements as part of a long-term strategy. Global sales in semiconductors are projected to increase from $129 billion in 1998 to about $1 trillion by 2005. Electric power is a considerable expense. Electricity represents nearly 40 percent of the operating expense of most high-tech manufacturing facilities, a cost that is expected to grow as production standards change. The Company intends to pursue these types of companies as customers for power.

Protected Territories - Districts

     The Company has entered into marketing agreements with five affiliated limited liability partnerships (the "Partnerships") for eight geographic territories pursuant to which the Partnerships have agreed to make payments to the Company in consideration for the exclusive right to sell the Company's power in certain geographic territories in the State of California. Under the marketing agreements, each Partnership has agreed to pay a one time up front fee to the Company of $210,000 for its exclusive right to sell the Company's power in a particular specified geographic territory. The Partnership also agrees to utilize its best efforts to obtain customers for the Company's power in those geographic areas, and to purchase all power for its customers from the Company at the Company's prevailing rates. Several of the Partnerships are in the process of raising capital to finance the marketing programs planned by them for the Company's power, which is expected to be available for sale as soon as the Company raises sufficient capital to commence purchasing power. There is no assurance that any of the Partnerships will be able to raise adequate capital to implement their planned marketing programs, or that they will be able to make payments to the Company or otherwise perform their other obligations to the Company under the marketing agreements. The form of marketing agreement is attached to this registration statement as Exhibit 3(L). In the future, the Company may buy back these marketing territories from the Partnerships through exchange offers (i.e. exchanging shares of the Company's Common Stock for the outstanding limited liability partnership units). The repurchase price for the units may equal 125% or more of the fair market value of the units or the then stock value of the Company at the time of exchange.

     PowerSource has also designed a new program for entrepreneurs in the energy brokerage business. PowerSource plans to train brokers so that it can develop a network of independent Energy Service Providers ("ESPs"). The heart of the program is expected to consist of comprehensive training and continuing support as the brokers develop their own businesses. Brokers trained by PowerSource will have no further financial obligation to PowerSource.

ESPs will be able to purchase power from the Company and will receive a commission on every sale they make. The customer will pay no more for power than if the customer had purchased the power directly from the Company. Individuals who are accepted into the program will begin with a comprehensive training course at PowerSource corporate headquarters in Los Angeles, California. The instructors are anticipated to be highly skilled professionals with many years of experience in the industry. Brokers receive reference manuals and computer software. If any state requires additional licensing, the Company will assist with the process. After completion of the program, a senior training instructor is planned to be available for consultation during normal business hours. These services are planned to be provided as long as the power broker is in business. PowerSource plans to expand this program nationally. The Company projects that utilizing power brokers will be more cost effective than maintaining a large staff.

     PowerSource plans to replicate its operating model across the nation as other states and utilities ready themselves for deregulation. After California, the marketing focus will be directed to states where electrical usage costs are between $0.08 and $0.14 per kWh. Potential states include Nevada, New Mexico, Arizona, Texas, the New England states, the Northeast and mid-Atlantic states and Florida. This group represents over $100 billion in electricity charges per year of the $200 billion industry. There are currently more than 40 states at various stages of examining ways to enhance competition in the marketing of electricity. The Company's management believes that these developments and financial considerations indicate that there is a vast market potential for the Company's electricity re-selling services.

Status of  Publicly Announced New Products or Services
------------------------------------------------------

     On December 15, 1998 the Company announced that it had entered the premium green energy market in California and that it will introduce two products:
PowerGreen 100 and PowerGreen 25. The price, terms and conditions of the PowerGreen 100 and PowerGreen 25 products are identified in Exhibit-3n to this registration statement.

Competition
-----------

     The California Public Utilities Commission (CPUC) initially licensed almost 300 Electric Service Providers in the State of California including PowerSource. The Company estimates that since the market opened in 1998, only 25 ESPs in addition to PowerSource remain in full compliance with CPUC mandates. In addition, only 12 companies, including PowerSource, are believed to be licensed as Renewable Electric Service Providers in California. The Company's competitors also include established utilities and other power providers.

     The market can be divided  into three major  segments of target  customers:
(1) large industrial customers, (2) small to medium-sized commercial customers, and (3) residential customers. The most competitive market is the large industrial segment. Most of the very large ESPs have targeted industrials as their sole marketing focus. While PowerSorce also intends to penetrate this market, its emphasis is on the small to medium-sized commercial customers. In the small-to-medium market approximately five firms offer direct competition to PowerSource. In the residential market, the Company estimates that only 19 ESPs are active. Most of the Company's competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical, and marketing resources than the Company. The Company will also be competing for highly qualified technical and managerial personnel since it must install a sophisticated power purchasing and billing computer program for its business. There is no assurance that the Company will be able to compete successfully in the power provision business or in recruiting qualified personnel.

Principal Suppliers
-------------------

     The Company's principal suppliers are lower-cost electrical power suppliers in the Western United States. This region currently has a surplus of low-cost power, which the Company believes will continue for approximately the next four years. Beyond the four year period new lower-cost power suppliers are expected to become available through new construction. PowerSource is currently positioned to secure low-cost bulk supplies both through power marketing firms specializing in this area and direct solicitation of power sources in the Western System Power Pool because of its membership in that organization. Power supply contracts are obtained from these low-cost sources as customer loads grow to the levels that permit economic purchases.

     When customer electrical load requirements grow to a sufficient level, PowerSource expects to issue a Request for Proposal ("RFP") to a small number of well-known highly regarded companies who perform bulk purchasing functions and supply industry services. These companies have strong reputations and market presence in their respective fields. In its RFP, the Company will adhere to its strategy of partnering with industry leaders. PowerSource expects to negotiate a highly favorable bulk and service purchasing contract if PowerSource's customer base expands sufficiently.

     One of PowerSource's principal energy suppliers is Automated Power Exchange
(APX). A copy of the agreement with APX is attached as Exhibit 15-4f to this registration statement.

Dependence on One or a Few Customers
------------------------------------

     The  Company  does not  currently  depend  on one or a few  customers.  The
Company's  products  and  services  require  a  large  customer  base.  Patents,

Trademarks, and Licenses
------------------------

     On July 13, 1998, the Federal Energy Regulatory Commission licensed the Company as a Wholesale Electric Power & Energy Transaction Marketer/Public Utility Company (docket # ER98-3052-000), which automatically became effective on August 14, 1998. When filling documents with Federal Energy Regulatory Commission, the Company requested a waiver of various Commission regulations. In particular, the Company requested that the Commission grant blanket approval under 18 CFR Part 34 of all future issuances of securities by the Company. On July 10, 1998, pursuant to delegated authority, the Director, Division of Applications, Office of Electric Power Regulation, granted the Company's request for blanket approval of issuances of securities effective August 10, 1998.

     On December 19, 1997 PowerSource was licensed as an Energy Service Provider (license #1237). The Company has also met the necessary criteria to be a Registered Renewable Provider and received its registration from the California Energy Commission on March 23, 1998 (license # CEC-91237). On December 17, 1998, the California Energy Commission approved PowerSource as a renewable provider for the product named "PowerGreen - 100" (license # CEC-91237-B). On January 4, 1999, the California Energy Commission approved PowerSource as a renewable provider for the product named "PowerGreen - 25" (license # CEC-91237-A). PowerSource has not applied for any patents and does not intend to do so in the foreseeable future.

The Company has not been issued any registered trademarks for its "PowerSource" trade name. The Company recently filed trademark and tradename applications with the United States Office of Patents and Trademarks for its proposed tradenames and trademarks. No assurance can be given that the Company will be successful in obtaining any trademarks, or that the trademarks, if obtained, will afford the Company any protection or competitive advantages.

Governmental Approval.
----------------------

     PowerSource has received all necessary governmental approvals at the federal and state levels necessary to transact business as a Power Marketer and Energy Service Provider.

Government Regulations
----------------------


     As a licensed purchaser and reseller of energy, the Company is subject to extensive government regulation from federal state government agencies. The California Public Utilities Commission ("CUPC") regulates utilities and other purchasers and sellers of power at the state level. To date, the State of California is the only jurisdiction which has substantially deregulated the utility industry. At the federal level, the Federal Energy Regulatory Commission ("FERC") regulates the purchase and sale of energy and power. The Company has received licenses from the CPUC and FERC. However, many of the regulations which customarily apply to traditional Public Utilities have been waived or relaxed for power marketers. For example, since most power marketers own control no generation or transmition facilities which could give them market power in their respective markets, they are permitted to change market-based rates (i.e., whatever is agreed-upon by the buyer and seller.

     The Company is also subject to extensive federal, state, and local government regulation applicable to businesses in general. The trend in governmental regulations on the electric utility industry has consistently moved toward increased levels of competition over the last several years. This trend is evidenced by the following sequence of legislative actions spanning a 20 year period:

     The 1978 Federal Public Utilities Regulatory Policies Act required utilities to buy power from unregulated generators. The purpose of this Act was to encourage development of smaller generating facilities and the use of new technologies and alternative fuel sources such as wind, solar, water, and waste to produce electricity.

     The 1992 National Energy Policy Act allowed more types of unregulated companies to generate and sell electricity. Like California, other states are exploring opening their electric markets to competition, and now the United States Congress is legislating to make the nation's electric market competitive.

     In May of 1995, after analysis of the changing electricity industry and many hearings around the state, the CPUC proposed a policy to introduce competition into California's electric industry. In December 1995, after additional public comment, the CPUC adopted a final policy and began to transition to a competitive market. In September 1996, AB 1890 was enacted in California. This landmark legislation fundamentally changes California's electric services industry by introducing competition and consumer choice.

     On April 24, 1996 the Federal Energy Regulatory Commission issued Orders 888 and 889 to encourage further wholesale competition. Order 888 addresses the issues of open access to the transmission network and stranded costs. Order 889 requires utilities to establish electronic systems to share information about available transmission capacity. In addition, as of June 30, 1996, 44 states and the District of Columbia (more than 88 percent of the nation's state regulatory commissions) have started developing programs to encourage retail competition in the electric power market. Legislative proposals on electric power restructuring have been introduced in the United States House of Representatives and the United States Senate.

Beginning on March 31, 1998, California consumers from all customer classes (residential, commercial, agricultural, and industrial) are able to buy electricity from either their current utility supplier or another electricity supplier. The California Public Utilities Commission has decided to allow all consumers this choice simultaneously.

Research and Development
------------------------

     The Company is currently developing a proprietary Management Information System ("MIS") to satisfy its needs. PowerSource initially developed its customer database through the use of an outside firm that had successfully designed a similar database for another large ESP firm. Currently the Company is using the database as a template for the internal development of its proprietary MIS. The MIS will be expanded incrementally to automatically tie together major business activities. Ultimately, this MIS will perform all the Company's accounting functions and automate the Company's billing and invoicing with utility distribution companies.

     To date the Company has spent approximately $20,000 and the Company estimates that it will spend an additional $30,000 to complete its MIS. When finished, the Company's MIS is expected to provide strong links allowing customer service activities, communications with power purchasers and schedulers, and corporate accounting to be effectively combined into a single system. This system will permit the tracking of costs and revenues on an almost real-time basis. Information from this system will allow business efficiency improvements and improved profit potential.

     As the Company expands the MIS in the future, the MIS will include billing and collections. Initially the Company plans to use the billing systems of local utility distribution companies. In the future, however, PowerSource plans to perform billing, collections, and database management operations internally. The Company believes that, when possible, bills should be prepared and submitted electronically. The use of electronic billing should maximize the Company's collection rate and improve the overall efficiency of billing services.

Compliance with Environmental Laws
----------------------------------

     The Company is a marketer of electric power and does not assume any of the responsibilities associated with environmental compliance laws or regulations. PowerSource may, indirectly, be impacted by the cost of environmental compliance by some of the power plants from which it purchases power, but the Company will retain the ability to seek other power sources if a power source is found to have substantial environmental problems.

Employees
---------

     PowerSource  currently  has  five  full  time  employees.  Consultants  and
specialized   professional  support  in  the  legal,  financial,   and  computer
operations are retained on a part-time, as needed, basis.

Litigation
----------

     The Company is not currently a party to or the subject of any pending legal proceeding.

    ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


Forward Looking Cautionary Statement
------------------------------------

     This registration statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks inherent in the electric service provider business, including but not limited to loss of licenses, lower sales than forecasted, higher costs than anticipated intense competition, and other factors set forth in this item and elsewhere in this registration statement.

Revenues
--------

         General

     The primary sources and potential sources of revenue for the Company are the sale of electrical power and the sale of marketing territories to affiliates which agree to sell the Company's electrical power to business and residential customers in those territories. Revenues are recognized as earned. The Company has not yet earned any revenue from the sale of power, and needs capital to purchase power and to implement its marketing program. While the Company has made one sale of a marketing territory in California from which it earned revenue, the marketing company that purchased the territory has not yet made sales of the Company's power to business or residential users. Furthermore, the sale of marketing territories by the Company will affect the amount of revenue earned by the Company in the future because revenue from the sale of electric power in those territories will be shared by the Company with those marketing companies. The Company expects, however, that its marketing costs may also be reduced because they will be borne by the third party marketing companies.

     Twelve Months Ended December 31, 1998, Compared to Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1997
                               -----------------

     Revenues for the twelve month period ended December 31, 1998 were $210,000 as compared to $508 for the twelve month period ended December 31, 1997. The increase in revenues was due primarily to the sale of one territory for $210,000 to a third party marketing entity which has agreed to sell the Company's power in establishing its business as an Electric Service Provider in California. The Company did not have any sales of power during this period. The Company is still a development stage company and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects. In 1998, the Company was primarily focused on shifting its business from oil and gas to establishing itself as an Electric Service Provider in California.

     Twelve Months Ended December 31, 1997, Compared to Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1996
                               -----------------

     Revenues for the twelve month period ended December 31, 1997 were $508 as compared to $8,951 for the twelve month period ended December 31, 1996. The decrease in revenues was due primarily to the Company's shift during this period from an oil and gas company to a provider of electric power. During 1997, the Company phased out of the oil and gas business, and had not yet earned any revenue from its electric power business. Due to the fact that the Company is a development stage company, comparisons and trends at this time may not be a meaningful indication of the Company's business prospects.

Expenses and Income or Loss
---------------------------

            General

     The Company's expenses are generally comprised of selling expenses, and general and administrative costs.

      Twelve Months Ended December 31, 1998 Compared to Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1997
                               -----------------

     Expenses were $257,999 for the twelve month period ending December 31, 1998 as compared to $3,036 for the twelve month period ending December 31, 1997. Substantially higher expenses in the twelve months ended December 31, 1998 primarily resulted from greater expenditures by the Company to establish its capability to be an Electric Service Provider in California, including but not limited to the costs of obtaining the necessary federal and state licenses. The net loss for the twelve month period ended December 31, 1998 was $53,599 compared to net income of $1,308 for the twelve month period ended December 31, 1997. The significant increase in net loss primarily reflects the costs incurred by the Company to add the infrastructure and management resources to shift the Company's business from oil and gas to provider of electric power in 1998.

      Twelve Months Ended December 31, 1997 Compared To Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1996
                               -----------------

     Expenses were $3,036 for the twelve month period ended December 31, 1997 as compared to $37,440 for the twelve month period ended December 31, 1996. The decrease was primarily due to the Company's decision in 1997 to cease its oil and gas operations. Due to the fact that this is a development stage company which changed its business commencing in 1997 by phasing out of oil and gas and entering into the electric service provider business in 1998, comparisons and trends have not been established. The Company had net income of $1,308 for the twelve month period ended December 31, 1997 compared to a net loss of $1,053,795 for the twelve month period ended December 31, 1996. The large net loss in 1996 was primarily due to the Company's decision to entirely write off its investment in its Kentucky oil and gas properties.

Statement of Cash Flows
-----------------------

      Twelve months Ended December 31, 1998 Compared to Twelve months Ended
                                December 31,1997
                                ----------------

     The Company's statement of cash flows for the twelve months ended December 31, 1998 reflects that operating activities during that period utilized cash of $238,905 as compared to $800 of cash provided during the twelve months ended December 31, 1997. The increase in the use of cash flows from operating activities during the twelve months ended December 31, 1998 primarily resulted from a higher net loss for the twelve month period ending December 31, 1998 as compared to the twelve month period ending December 31, 1997. The cash provided by financing activities for the twelve months ended December 31, 1998 was $785,189 as compared to no cash used or provided by financing activities for the twelve month period ending December 31, 1997. The cash used by investing activities for the twelve month period ending December 31, 1998 was $545,664 as compared to $800 provided from investing activities for the twelve months ended December 31, 1997. The significantly higher utilization of cash for investing during 1998 as compared to 1997 primarily reflects the relinquishment by the Company in 1997 of its oil and gas properties to its prior parent company.

     Twelve Months Ended December 31, 1997, Compared to Twelve Months Ended
                                December 31, 1996
                                -----------------

     The Company's statement of cash flows for the twelve month period ended December 31, 1997 reflects that operating activities during that period used cash of $800 as compared to $5,455 used for the twelve month period ended December 31, 1996. The cash provided by financing activities for the twelve month period ended December 31, 1997 and for the twelve month period ended December 31, 1996 was none. The cash provided by investing activities for the period ended December 31, 1997 was $800, as compared to $5,455 for the twelve month period ended December 31, 1996.

General and Administrative Expenses
-----------------------------------

     General and administrative expenses consist primarily of costs associated with finance and accounting, human resources, management compensation, legal expenses, and office operations. General and administration expenses were insignificant in 1996 and 1997 when the Company was a 100% owned subsidiary and such costs were borne by the prior parent company, and $231,088 for the twelve month period ended December 31, 1998. General and administrative expenses increased in 1998 as a result of the increased number of employees, increased rent, and other general and administrative expenses when the Company was spun-off from its parent company and focused on establishing its new business as an Electric Service Provider in California. Management intends to implement a new management information system and continue to expand staff in order to support customer growth. As a result, the Company expects general and administrative expenses to increase in future periods.

Income Taxes
------------

     No provision for federal or state income taxes has been recorded as the Company incurred net operating losses through December 31, 1997 and through December 31, 1998. At December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $53,599. The Tax Reform Act of 1986 includes provisions which limit the net operating loss carryforwards for use in a given year if significant ownership changes have occurred.

Potential Fluctuations in Quarterly Results
-------------------------------------------

     The Company's operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include the availability of capital or financing to fund the Company's operations, the effectiveness of the Company's marketing program and that of its third party marketing companies that have purchased territories, increased competition in the Company's markets and other general economic factors. Due to these factors, the Company is still a development stage company, and the market price of the Company's Common Stock would likely be materially and adversely affected.

Liquidity and Capital Resources
-------------------------------

     The Company does not have adequate capital to fund its business and needs to raise additional capital or financing to purchase power and to implement its marketing program. The Company may not be able to continue as a going concern if it does not obtain additional funds. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $5,000,000, but there is no assurance that the Company will raise any capital from the offering. In addition, the Company is attempting to earn revenue from the sale of exclusive marketing territories to affiliated marketing companies, which have agreed to sell the Company's electric power in those territories. While the sale of these territories can be a source of funding for the Company's operations, there is no assurance that the Company will be able to sell any or enough territories to provide adequate revenues for the Company. Historically, the Company has funded its operations primarily through loans and the private sale of equity securities. The Company's operating activities used net cash of approximately $800 and $238,905 during 1997 and 1998, respectively.

     The Company's financing activities have consisted of the private sale of Common Stock and Preferred Stock. From January 1, 1998 through December 31, 1998, the Company raised $663,780 through the private sale of Common and Preferred Stock.

     As of December 31, 1997 and December 31, 1998, the Company had cash and cash equivalents of approximately $173 and $620, respectively, and negative working capital of approximately $428,678 at December 31, 1997 as compared to positive working capital of $67,950 at December 31, 1998.


                         ITEM 3. DESCRIPTION OF PROPERTY

     The Company owns no property. Commencing April 1, 1998, the Company entered into a sublease for approximately 2,100 square feet of office space located at 3660 Wilshire Boulevard, Suite 1104, Los Angeles, California 90010 for its corporate office at a monthly rent of $2,104, plus a pro rata share of building operating expenses. The Company's sublease ends on August 30, 2000.

                         ITEM 4. PRINCIPAL STOCKHOLDERS

     The following table sets forth the security ownership of the officers and directors of the Company and each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's Common and Preferred Stock.

                        Name and                                                Amount and
                       Address of                                               Nature of
                       Beneficial                                               Beneficial
Title of Class           Owner                                                    Owner            Percent of Class

 Common Stock    Kensington International Holding Corporation (1)
                 Interchange Tower, Suite 1950
                 600 S. Hwy 169
                 Minneapolis, MN 5542.........................................    265,328               5.1%


 Series A        Kensington International Holding Corporation (1)
 Preferred       Interchange Tower, Suite 1950
 Stock (2)       600 S. Hwy 169
                 Minneapolis, MN 5542.........................................      5,350               100%


 Common          German Teiltelbaum (3)
 Stock           4139 Via Marina # 805
                 Marina Del Rey, CA 90292.....................................   1,132,002             21.9%


 Common          Advanced Legal Management Inc.(4)
 Stock           8306 Wilshire Blvd., Suite 634
                 Beverly Hills, CA 90211......................................   1,240,002             24.0%


 Common          Magnum Real Estate, Inc.(5)
 Stock           5052 Elderhall Ave.
                 Lakewood, CA 90712............................................  1,134,001             21.9%

(1) Mark Haggerty, a director of the Company, is the President of Kensington. The Company issued 150,000 Class A Warrants to Kensington to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share, exercisable at any time until February 12, 2001. The shares indicated on the table include the shares issuable upon the exercise of the Class A Warrants.

(2) Each outstanding Share of Preferred Stock is convertible into a share of Common Stock for a price of $10.00 per share at any time until February 15, 2003.

(3) German Teiltelbaum is a director, Chief Financial Officer and Secretary of the Company.

(4) Roman Gordon, is a Chairman of the Board of the Company, is the President of Advanced Legal Management Company, Inc.

(5) Illya Bond, the Chief Executive Officer and a director of the Company, is the President of Magnum Real Estate, Inc.

                               ITEM 5. MANAGEMENT

The following table lists the officers and directors of the Company as of May 15, 1999.

       Name                                          Position

    Illya Bond                               Chief Executive Officer,
                                             and Director

    German Teitelbaum                        Chief Financial Officer, Secretary,
                                             and Director

    Roman Gordon                             Chairman of the Board of Directors

    Mark Haggerty                            Director

    E. Douglas Mitchell                      President

     ILLYA BOND, age 49, has been the Chief Executive Officer, and a director of the Company since its name change in May 1998. Mr. Bond has over 25 years experience in the investment-banking industry. He has participated in the underwriting of over $1 billion in real estate, alternative energy, and synfuel projects; working through the nation's largest broker/dealer firms, including Merrill Lynch and Dean Witter. Additionally, Mr. Bond assisted in the formation and capitalization of several domestic banks, savings and loans, and insurance companies, taking several of these firms public in the process, through initial public offerings and mergers. Mr. Bond participated in the following energy projects either as corporate developer, sponsor, or general partner: 7MW Photovolatic Solar Power Plant located in Carissa Plains, California; two of the world's largest ethanol generating plants located in the States of Iowa (5,000,000 gallons per month) and Nebraska (10,000,000 gallons per month); and Offshore Insurance Company (domiciled in New Zealand) specializing in property and casualty insurance risks. Mr. Bond received his Bachelors Degree from the University of California, Los Angeles.

     GERMAN TEITELBAUM, age 32, has been the Chief Financial Officer, Secretary, and a director of the Company since its name change in May 1998. Mr. Teitelbaum has over ten years experience in the theoretical foundations of electrotechnology and international trades. Prior to joining the Company, Mr. Teitelbaum worked for Hydro Utility Company where he was responsible for applications of the physical foundations of electrotechnology and internal combustion engines. He participated in the development of industrial and aviation projects, storage facilities, and marketing organizations. Mr. Teitelbaum graduated from Aerospace University in 1989 and holds a Bachelors Degree in Industrial Economics and Electronics.

     ROMAN GORDON, age 48, has been the Chairman of the Board of Directors of the Company since its name change in May 1998. Mr. Gordon has over 15 years combined experience in energy risk management and business management. Mr. Gordon was the Vice President of Operations for Express Oil Company where he participated in oil market evaluation and environmental compliance. Previously, Mr. Gordon was the Chief Executive Officer of BioSystem, Inc. where he developed and implemented marketing plans and a comprehensive and customized Ayurvedic health program for national and international markets. From 1992 until 1994, Mr. Gordon was an officer of America Pacific Insurance Company where he was responsible for managing an advertising budget, building relationships with surplus line brokers, product development, generation of marketing plans, and growth initiatives. Mr. Gordon has experience in the fields of planning, development, and operations of the bulk power systems, as well as planning and analytical studies. He has performed many duties, including but not limited to management, marketing, training, operations and administration. Mr. Gordon received his bachelor degree in 1974 from Politechnical University in Civil Engineering.

     MARK HAGGERTY, age 49, has been a director of the Company since its name change in May 1998. Mr. Haggerty has been in the private practice of law since 1973 in the areas of municipal bonds, utilities, securities, and business law. From 1973 through 1985, Mr. Haggerty was a vice president and director of a twelve person law firm. From 1987 through 1993, Mr. Haggerty owned his own firm consulting for Johnson Controls, Bull HN, & Peoples Gas of Chicago on energy and co-generation projects. The energy projects included electrical and gas energy savings programs for customers such as the Chicago Housing Authority and Sara Lee foods. In 1993, Mr. Haggerty became the President of the Kensington, a public energy company. Since 1995, Mr. Haggerty has been Chairman and Chief Executive Officer of American Gas Corporation, a former subsidiary of Kensington. Mr. Haggerty received his Juris Doctorate from the University of Minnesota Law School in 1973 and his Bachelors of Arts degree from the University of Minnesota in 1970. Mr. Haggerty is licensed as an attorney and has Series 7 and 63 NASD securities license.

     E. DOUGLAS MITCHELL, age 52, has been the President of the Company since March 1999. He has over twenty years of experience in the electric utility industry. His experience includes supervising a group of professionals that purchased power supplies for San Diego Gas & Electric and was also a Manager of New Business Development at Enova Energy. He has written and presented several publications on energy and regulatory issues both nationally and internationally. Mr. Mitchell, as a Manager of Regulatory Policy, actively promoted the electric industry to electric utility regulators and legislators in eight western states.

     The following table lists the members of the Company's Executive Utility Committee as of May 15, 1999 and key consultants retained by the Company. The Executive Utility Committee is comprised of high level professionals experienced in the power industry, computer industry, legal industry, international business, and engineering who will render advice to the Company from time to time upon the request of the Company's Board of Directors.

           Illya Goldin                                Technical Support
                                                       Supervisor

           Ahmad Moradi                                Computer Service
                                                       Engineer

           Michael Y. Vaiman                           Load Forecasting

     ILLYA GOLDIN, heads the Company's technical support department. He has over 15 years of experience in the electrical industry and is a licensed electrical contractor in the State of California. Mr. Goldin's responsibilities include the evaluation and provision of metering technology, communication of real time metering information, site diagnostics to identify and prevent service problems, innovative cost-of-service analysis, and power quality monitoring.

     AHMAD MORADI,  received his Bachelors Degree at Florida Atlantic University
(FAU) in engineering and international business. In 1989, he received his Ph.D. in Management Information Systems from LaSalla University in Louisiana. During the past seven years, Dr. Moradi has been a director, officer, and consultant of a several companies. Currently, Dr. Moradi is the President of g4, Inc., a consulting firm, and a director of Dunhil-Medinet-Worldwide, Inc. and several other public companies. He is also the owner and shareholder of several private and public companies.

     MICHAEL Y. VAIMAN, is the President and principal engineer of V&R Company, an energy systems research company. Dr. Vaiman has published more than 65 articles devoted to issues of power system stability and control. He has also developed several software applications. Dr. Vaiman received his Masters in Electrical Engineering from Kaunas Polytechnic University in 1961, his Ph.D. in electrical engineering from Moscow University of Transportation Engineering in 1969, and his Doctor of Technical Sciences from St. Petersburg Polytechnic University in 1986.
                                   ----------
     In late 1994 two of the directors of PowerSource, Mr. Roman Gordon and Mr. Illya Bond, were directors of the Omstrak, Inc. US-Russian Federation Joint Venture asset management fund. Omstrak, Inc. was established for the express purpose of participating in Western European and United States business joint ventures. The joint venture authorized by the Russian Federation issued a property and casualty insurance license to Omstrak for the purposes of conducting insurance and reinsurance on a worldwide basis. The United States subsidiary was in the process of preparing required NAIC (National Association of Insurance Commissioners) qualified capital and surplus documents to be filed with the Department of Insurance for the State of California. The Department of Insurance of the State of California was notified by a prospective Surplus Line Broker that the company intended to write insurance in the State of California after complete registration and qualification. The Department of Insurance at that point preempted the company's registration process and immediately forwarded a cease and desist notice to the company without interviewing any of the company's officers or directors. Upon receipt of the cease and desist order, the company immediately filed an ex parte application in Superior Court in San Francisco, California requesting the presiding Judge Stuart R. Pollak to vacate the cease and desist order on the basis that there was no grounds for the order's issuance. The Judge concurred and vacated the cease and desist order on August 26, 1994 (Stamp Order No. 963175). The California Department of Insurance stipulated to the Stay Order which included the following provisions:

     "Petitioner, OMSTRAK, a Nevada corporation, is not subject to Responden's Order to Cease and Desist and Notice of Hearing Under Insurance Code Section 1065.2, dated July 22, 1994. Therefore, OMSTRAK is not precluded from taking all legal steps necessary to qualify or otherwise continue its qualification by the National Association of Securities Dealers to initiate quotations on the OTC Bulletin Board or other comparable quotation medium."

     Shortly thereafter the Russian currency was devalued by 25% in a single day of trading and as a result the United States division of the Joint Venture was dissolved and never reactivated. As an officer of the company Roman Gordon filed a personal bankruptcy petition. The Russian Division remains operational today. No future action was taken or alleged by the Department of Insurance against Mr. Gordon or Mr. Bond.

                         ITEM 6. EXECUTIVE COMPENSATION

     No executive officer of the Company has received any compensation from the Company in excess of $100,000 during any fiscal year. Upon the availability of funds, the Company expects to commence paying the following salaries to the Company's executive officers:

                             EXECUTIVE COMPENSATION


         NAME                        POSITION                         SALARY

    Illya Bond                 Chief Executive Officer               $120,000
    E. Douglas Mitchell        President                             $ 80,000
    German Teitelbaum          Corporate Secretary                   $120,000
    Roman Gordon               Chairman of the Board                 $120,000


     Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors, and may receive a cash fee for attending meetings. The Company plans to establish a stock incentive program for the directors, executive officers, employees and key consultants of the Company. The Company estimates that it will set aside 10% of the issued and outstanding Common Stock of the Company for the stock incentive program.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     PowerSource has not entered into any business transactions during the past two years with (1) any director or executive officer, (2) any nominee for election as a director, (3) any existing shareholder owning more than 5% of the outstanding Common Stock of the Company, or (4) any member of the immediate family of any officer or director of the Company.


                           ITEM 8. LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceeding. None of the directors, officers, affiliates or any owner of more than 5% of any class of voting securities of the Company, is a party adverse to the Company or has a material interest adverse to the Company.

        ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     The Company's Common Stock was recently approved by the NASD for trading on the "pink sheets" on an unquoted basis. The approval was granted on May 20, 1999. Accordingly, there has not been a history of public trading of the Company's Common Stock.

     Kensington owns 5,350 shares of Series A Preferred Stock in the Company which is convertible into 53,500 shares of the Company's Common Stock at any time until February 2000 at a price of $10.00 per share. Kensington also owns 150,000 Class A Warrants to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share exercisable at any time until February 12, 2001.

     The Company has authorized 1,000,000 Class D Warrants as part of its employee and consultant incentive program. These Class D Warrants to purchase the Company's Common Stock are exercisable for a purchase price of $.10 per share. A total of 350,000 Class D Warrants are issued and outstanding.

     In addition, the shareholders of Kensington have a total of 169,157 options to purchase 169,157 shares of the Company's Common Stock at $2.50 per share. These options are exercisable at any time until July 1, 1999. To date the shareholders have exercised 42,479 options to purchase 42,479 shares of the Company's Common Stock.

     Currently 163,633 shares of the Company's Common Stock owned by the principal stockholders and 42,479 shares of the Company's Common Stock owned by Kensington shareholders can be sold pursuant to Rule 144 of the Securities Act. The Company has not agreed to register any outstanding shares of its Common or Preferred Stock. There are approximately 220 holders of record of the Company's Common Stock. The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on shares of its Common Stock. Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as, and if declared by the Board of Directors of the Company, based upon the Board's assessment of the financial condition of the Company, its earnings, its need for funds, the effect of outstanding Preferred Stock, to the extent the Preferred Stock has a prior claim to dividends, and other factors including any applicable laws. The Company is not currently a party to any agreement restricting the payment of dividends.

                ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to Rule 506 of Regulation D of the Securities Act, the Company is currently offering 1,000 units ("Units") of its securities. Each unit consists of 2,000 shares of the Company's Common Stock at $2.50 per share and 1,000 Class B Warrants to purchase 1,000 additional shares of the Company's Common Stock, exercisable at $3.50 per share at any time until December 31, 1999. To date the Company has not sold any Units.

                       ITEM 11. DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 5,167,161 are presently issued and outstanding, and 100,000 shares of Preferred Stock, par value $100 per share, of which 5,350 are presently issued and outstanding.

Common Stock
------------

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to any priority as to dividends for preferred stock that may be outstanding. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders.

The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. The holders of the Common Stock do not have cumulative voting rights. All outstanding Shares of Common Stock are fully paid and nonassessable. The holders of the Common Stock do not have any registration rights with respect to the stock.
Warrants
--------

     The Units include a total of 1,000,000 Class B Warrants to purchase 1,000,000 shares of the Company's Common Stock for a purchase price of $3.50 per share, exercisable at any time until December 31, 1999. The warrants include customary anti-dilution provisions providing for price and amount adjustments in the event of stock splits, reverse stock splits, recapitalizations, stock dividends and similar transactions. No adjustments are made for the issuance of additional shares of capital stock by the Company.

     The Company has also authorized four other classes of warrants: The Company issued 150,000 Class A Warrants to Kensington International Holding Corporation ("Kensington") to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share, exercisable at any time until February 12, 2001. As part of its independent sales organization incentive program, the Company has authorized 1,000,000 Class C Warrants to purchase 1,000,000 shares of the Company's Common Stock exercisable for a purchase price of $2.50 per share, exercisable for a period to be determined by the Compan's Board of Directors upon the grant of those warrants. No Class C Warrants are currently issued or outstanding. As part of its employee and consultant incentive program, the Company has authorized 1,000,000 Class D Warrants of the Company's Common Stock exercisable for a purchase price of $.10 per share, exercisable for a period to be determined when the warrants are granted. A total of 350,000 Class D Warrants are currently issued and outstanding, exercisable at any time until December 31, 2001. The Company has also authorized 400,000 Class E Warrants of the Company's Common Stock exercisable for a purchase price of $3.50 per share, and exercisable for a period of five years from the date of issuance. No Class E Warrants are currently issued or outstanding. In addition, the Kensington shareholders have 169,157 options to purchase stock at $2.50 per share, exercisable at any time until July 1,1999. To date, the Kensington shareholders have exercised 42,479 options.

Preferred Stock
---------------

     The Company is authorized to issue 100,000 shares of Preferred Stock, par value $100 per share, having such rights, preferences and privileges, and issued in such series, as are determined by the Company's Board of Directors. To date, 5,350 shares of Preferred Stock are issued and outstanding, which are held by Kensington International Holding Corporation. Each outstanding share of Series A Convertible Preferred Stock had an original purchase price and has a liquidation preference of $100. Each outstanding share of Preferred Stock is convertible into ten shares of Common Stock at a price of $10.00 per share at any time until February 2003. Accordingly, if all 5,350 shares of Series A Convertible Preferred Stock were converted, a total of 53,500 shares of Common Stock would be issued to Kensington. All shares of Common Stock, when issued and fully paid upon the conversion of the Preferred Stock, would be non-assessable and would not be subject to redemption or conversion, nor would they have conversion rights. The preferred shares have no voting power, unless converted into common shares.

               ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Nevada General Corporation Law and the Company's Articles of Incorporation, the Company's directors will have no personal liability to the Company or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence. The effect of this provision in the Company's Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Articles of Incorporation provide that if Nevada law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law. These provisions will not alter the liability of the directors under federal securities laws.

     The Company intends to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENT DATA

     Data Shedule EX-27 Article UT, appear at the end of this Registration under "ITEM 15.11 FINANCIAL STATEMENTS AND EXHIBITS."

----------


                             POWERSOURCE CORPORATION

                              FINANCIAL STATEMENTS

                 FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997



                               TABLE OF CONTENTS

                                                                           Page

INDEPENDENT AUDITOR'S REPORT ................................................1

FINANCIAL STATEMENTS

     Balance Sheet ........................................................2 - 3

     Statement of Income and Retained Earnings ..............................4

     Statement of Cash Flows ............................................... 5

     Notes to Financial Statements ......... ..............................6 - 9

SUPPLEMENTARY INFORMATION

     Schedule 1-Selling Expenses ....... ...................................10

     Schedule 2-General and Administrative Expenses ....................... 11

                              BANDARI & ASSOCIATES
                            AN ACCOUNTING CORPORATION

              12424 Wilshire Blvd., Suite 830 Los Angeles, CA 90025
                       Tel: 310-447-1234 Fax: 310-447-0287


                          INDEPENDENT AUDITOR'S REPORT


To The Board of Director and Stockholders of
POWERSOURCE CORPORATION
Los Angeles, California


We have audited the accompanying balance sheet of PowerSource Corporation as of December 31, 1998 and 1997 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conduct our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PowerSource Corporation as of December 31, 1998 and 1997 and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, there is doubt as to the Company's ability to continue as a going concern.


                                       By         /s/  Bandari & Associates
                                       ------------------------------------
March 5, 1999                                 Certified Public Accountants

                             POWERSOURCE CORPORATION

                                  BALANCE SHEET

                           DECEMBER 31, 1998 AND 1997


ASSETS
------

                                                                  1998      1997
                                                                  ----      ----

 CURRENT ASSETS:

       Cash and cash equivalents .........................    $    620     $
                                                                           ----

       Accounts receivable ..............................      199,500
                                                                           ----
       Letter of credit .................................       26,000
                                                                           ----
                 Total current assets ...................      226,120
                                                                           ----

 EQUIPMENT, FIXTURE AND FURNITURE:
       (net of accumulated depreciation of $ 2,024) .....        8,640
                                                                           ----


 OTHER ASSETS:

       Organization expenses
       (net of accumulated amortization $1,000) .........        4,000
                                                                           ----
       Investment in oil and gas properties .............      535,000
                                                                           ----
                 Total other assets .....................      539,000
                                                                           ----

                                                              $773,760     $
                                                              ========     =



See Accompanying notes and accountant's report

                             POWERSOURCE CORPORATION

                                  BALANCE SHEET

                           DECEMBER 31, 1998 AND 1997
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                               1998        1997
                                                               ----        ----
CURRENT LIABILITIES:

      Accounts payable .................................  $  36,028     $
                                                                         ------
      Payroll tax payable
                                                                542      ------
      Interest payable
                                                              5,600      ------
      Notes payable ....................................    116,000
                                                            -------      ------

                Total current liabilities ..............    158,170
                                                                         ------

STOCKHOLDER'S EQUITY:

      Common stock, par value $ .001,
         50,000,000 shares authorized, 5,408,161
         shares issued and outstanding including .......      1,356
                                                                          5,408
      Paid-in Capital in excess of par value ...........    128,781
                                                                         ------
      Preferred stock, par value $ 100
         5,350 shares issued and outstanding ...........    535,000
                                                                         ------
      Retained earnings (accumulated deficit) ..........    (53,599)     (1,356)
                                                            -------      ------
                Total stockholder's equity .............    615,590
                                                            -------

                                                          $ 773,760     $
                                                          =========     =




See Accompanying notes and accountant's report

                             POWERSOURCE CORPORATION

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997


                                                             1998         1997
                                                             ----         ----
  REVENUES:

        Net sales ...................................... $ 210,000      $ 3,544
        Cost of sales ..................................                  3,036
             Total revenues ............................   210,000          508
                                                           -------          ---


  EXPENSES:

        Selling expenses ...............................    26,911          ---
        General and administrative expenses ............   231,088          ---
                                                           -------
             Total expenses ............................   257,999          ---
                                                           -------
             Income from operation .....................   (47,999)         508


  OTHER INCOME (EXPENSE)

        Gain on sales of equipment                                          800

        Interest expense ...............................    (5,600)
                                                            ------

             Income before provision for income taxes ..   (53,599)       1,308

  PROVISION FOR INCOME TAXES ...........................         0

             Net income ................................   (53,599)       1,308

  RETAINED EARNINGS - JANUARY 1, 1998 ..................    (1,356)      (2,664)

  PRIOR PERIOD ADJUSTMENT ..............................     1,356
                                                             -----

  RETAINED EARNINGS - DECEMBER 31, 1998 ................ $ (53,599)     $(1,356)
                                                         =========      =======



See Accompanying notes and accountant's report


                             POWERSOURCE CORPORATION

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                             AS OF DECEMBER 31, 1998



                                                                 COMMON           PAID-IN
                                                                  STOCK          CAPITAL IN   PREFERRED    RETAINED
                                                         SHARES        AMOUNT   EXCESS OF PAR   STOCK      EARNINGS       TOTAL
                                                         ------        ------   -------------   -----      --------       -----

       Balance January 1, 1998 ......................   1,356,000   $    1,356                          $    (1,356)


       Founders shares issued May 12, 1998 ..........   3,642,004        3,642                                             3,642
                                                                                             ----------  ----------   ----------

       Sales of option shares pursuant to ...........
       Re organization agreement: Feb. 12, 1998 .....     169,157          169   $   42,310                               42,479
                                                                                             ----------  ----------   ----------

       Sale of 5,350 shares pursuant to
       Re organization agreement: Feb. 12,1998 ......                     --           --    $  535,000                  535,000
                                                                                             ----------  ----------   ----------

       Sales of additional option shares from Sep. 16
       Through Dec. 31, 1998                              241,000          241       86,471                               86,712



       Prior period adjustment ......................                                                         1,356        1,356

       Net income ...................................       --              --       --            --       (53,599)     (53,599)


  BALANCE ON DECEMBER 31, 1998 ......................   5,408,161   $    5,408   $  128,781  $  535,000  $  (53,599)  $  615,590

See Accompanying notes and accountant's report          =========   ==========   ==========  ==========  ==========   ==========

                             POWERSOURCE CORPORATION

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


  CASH FLOWS FROM OPERATING ACTIVITIVES:
       Net income ................................................... $ (53,599)
       Adjustment to reconcile net income to net cash provide (used) by operating activities:
           Amortization ...............................................    1,000
           Depreciation ...............................................    2,024
       Decrease (increase) in:
           Accounts receivable ........................................(199,500)
           Note receivable ............................................ (26,000)
           Organization expenses ......................................  (5,000)
       Increase (decrease) in:
           Accounts payable ...........................................   36,028
           Payroll tax payable ........................................      542
           Interest payable ...........................................    5,600
                                                                           -----
                  Net cash provided (used) by operating activities ....(238,905)

  CASH FLOWS FROM INVESTING ACTIVITIES:
           Acquisition of assets ...................................... (10,664)
           Investment in oil and gas property ........................ (535,000)
                  Net cash provided (used) by investing activities ....(545,664)
                                                                        --------

  CASH FLOWS FROM FINANCING ACTIVITIES:
           Notes payable ..............................................  116,000
           Issuing common stock .......................................  134,189
           Issuing preferred stock ....................................  535,000
                                                                         -------
                  Net cash provided (used) by financing activities ....  785,189
                                                                         -------

  NET DECREASE IN CASH AND CASH EQUIVALENTS ...........................      620

  CASH AND CASH EQUIVALENTS - JANUARY 1, 1998 .........................        0
                                                                               -

  CASH AND CASH EQUIVALENTS - DECEMBER 31, 1998 .......................  $   620
                                                                         =======


See Accompanying notes and accountant's report

                             POWERSOURCE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Reporting Entity
-----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

Use  of  Estimates
------------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property and Equipment
-----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:


  Machinery and equipment .........  5 - 15 years
  Furniture and fixtures ..........  7 years
  Computer equipment and software .  5 years
  Vehicles and automotive equipment  7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

Organization  Expenses
----------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             POWERSOURCE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)

Income Taxes
------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

2 LETTER OF CREDIT

As a requirement to provide  electricity,  Senator Associates
Ltd, (a Hungarian corporation) on behalf of the Company executed, and delivered a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

3 PROPERTY AND EQUIPMENT

  Property and equipment consist of the following

               Furniture and Fixtures ...........  $  1,906
               Office Equipment .................     8,758
                                                     10,664
               Less: Accumulated depreciation ...    (2,024)
                                                   $  8,640

4 INVESTMENT IN OIL AND GAS  PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share.

                             POWERSOURCE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)
On May 12, 1998, American Gas Corporation's name was changed to PowerSource corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

  Equipment ........................................  $300,000
  Pipelines ........................................   200,000
  Rights of Way ....................................    35,000
                                                        ------
                                                      $535,000
                                                      ========
This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

 6   NOTES PAYABLE
     Notes payable as of December 31, 1998 consisted of the following:

  Note payable to Senator Associates, Ltd. .....
  is unsecured with interest as 7%, all interest
  and principal due on Septemeber 10, 1999 .....  $    80,000.00
  Letter of credit from Bankers Trust ..........       26,000.00
  Note payable to German Teitelbaum
  is unsecured and noninterest bearing .........       10,000.00
                                                       ---------
  principle due on Aug 1, 1999 .................  $   116,000.00
                                                  ==============

                             POWERSOURCE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)


7 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline. The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of December 31, 1998, are as follows:

     Period ending     December 31, 1999              $        25,248
                       March 31, 2000                           6,312
                                                                -----
                       Total                          $        31,560
                                                      ===============


8 GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $26,599 for the period ended December 31, 1998. As of December 31, 1998, only one of 42 districts has been sold generating a revenue of $210,000. Although the Company has indicated that it will try to increase sales, the current factors create an uncertainty as to the Company's ability to continue as a going concern.

As of the date of this report, commitments on Note 7 has not been fulfilled.

                             POWERSOURCE CORPORATION

                            SUPPLEMENTARY INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             POWERSOURCE CORPORATION

                          SCHEDULE 1 - SELLING EXPENSES

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                               Percent of
                                                       Amount   Net Sales
                                                       ------   ---------

  Advertising .......................................  $ 8,116      3.86%
  Automatic power exchange ..........................    1,000      0.48%
  Entertainment & travel ............................   13,545      6.45%
  Sales commissions .................................    4,250      2.02%
                                                         -----      ----

    TOTAL ...........................................  $26,911     12.81%
                                                       =======     =====


See Accompanying notes and accountant's report

                        POWERSOURCE CORPORATION

             SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                 FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                     Percent of
                                                            Amount    Net sales
                                                            ------    ---------

  Amortization expense ..................................  $  1,000       0.48%
  Auto expenses .........................................     1,332       0.63%
  Bank charges ..........................................       959       0.46%
  Computer expense ......................................     1,346       0.64%

  Consulting fee ........................................    29,955      14.26%
  Dues & subscriptions ..................................       383       0.18%
  Depreciation ..........................................     2,024       0.96%
  Insurance .............................................       846       0.40%

  Legal & professional services .........................    90,130      42.92%
  License & permits .....................................     3,080       1.47%
  Office expenses .......................................     1,005       0.48%
  Office supplies .......................................     3,141       1.50%

  Outside services ......................................    26,900      12.81%
  Parking ...............................................     2,410       1.15%
  Postage and delivery ..................................     5,827       2.77%
  Printing and reproductions ............................    21,789      10.38%

  Repair & maintenance ..................................       250       0.12%
  Rent ..................................................    19,275       9.18%
  Salary ................................................     9,023       4.30%
  Taxes-Payroll .........................................       668       0.32%
  Telephone .............................................     9,745       4.64%
                                                              -----       ----

          TOTAL .........................................  $231,088     110.04%
                                                           ========     ======

See Accompanying notes and accountant's report

             ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Due to the Company's Plan of Reorganization and the relocation of the Company's offices, the Board of Directors decided to replace its former accountants, Lund Koehler Cox & Company, with a new accounting firm, Bandari & Associates. Lund Koehler Cox & Company's report on the financial statements for fiscal years ending December 31, 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Company had no disagreements with Lund Koehler Cox & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.


                                    PART II.
                                   -----------


ITEM 15--  EXHIBITS AND MATERIAL CONTRACTS....................40

The following documents are filed as part of this Registration
Statement:

1(i)  Articles of incorporation...............................41
 (ii) By-laws.................................................48

2.    Voting trust agreement..................................52

3.    Agreement and Plan of Reorganization....................53

4.    Material Contracts......................................65

     (a)   Stock Purchase Agreement.......................... 65
     (b)   Cell-Net Agreement.................................68
     (c)   Pacific Gas & Electric Service Agreement...........75
     (d)   San Diego Gas & Electric Service Agreement.........84
     (e)   Edison Service Agreement...........................92
     (f)   Automated Power Exchange Service and
           Participation Agreement...........................101
     (g)   Agent Agreement...................................104
     (h)   Telemarketers Agreement...........................113
     (i)   Selling Agreement.................................118
     (j)   Consulting Agreement..............................126
     (k)   Nexcore Capital Selling Agreement.................128
     (l)   Notice of Terms, Price and Conditions 394.5.......134
     (m)   An opinion of counsel.............................137
     (n)   An opinion of counsel.............................139

5.    Statement re: computation of per share earnings........141

6.    Subsidiaries of the registrant.........................142

7. PowerSource Corporation Proforma Statement of
   Stockholders Equity.......................................143

8.    OTHER EXHIBIT..........................................147
     (a)Statement from Kensington Company Inc................147
     (b)   506-Private Placement Memorandum..................148
9.    Power of Attorney......................................194
Signature....................................................194
10.Schedule of Summary Financial Information
Extracted From Year End Dec-31-1998and Dec-31-1997
of Powersource Corporation Financial Statements..............195